EXHIBIT 99.6

CONSENT OF JOHN SIMS

TO BEING NAMED AS A QUALIFIED PERSON

March 30, 2020

I hereby consent to being named and identified as a “qualified person” in connection with the mineral reserve and mineral resource estimates and the property descriptions in the Annual Information Form for the year ended December 31, 2019 (the “AIF”) and the related annual report on Form 40-F of Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the information contained in the AIF and annual report on Form 40-F, into Kinross Gold Corporation’s Registration Statements on Form S-8 (Registration Nos. 333-180822, 333-180823, 333-180824), filed on April 19, 2012 and (Registration No. 333-217099) filed on April 3, 2017, and on Form F-10 (Registration No. 333-223457) filed on March 6, 2018, as amended.

Sincerely,

/s/ John Sims